FIRST AMENDMENT TO
THE PREFERRED STOCK RIGHTS AGREEMENT
THIS FIRST AMENDMENT TO THE PREFERRED STOCK RIGHTS AGREEMENT (this “Amendment”) dated as of October 30, 2009 is between Air Transport Services Group, Inc., a Delaware corporation formerly known as ABX Holdings, Inc. (the “Company”), and National City Bank, a national banking association (the “Rights Agent”).
WHEREAS, on December 31, 2007, the Company and the Rights Agent entered into a Preferred Stock Rights Agreement (the “Rights Agreement”); and
WHEREAS, as of the date hereof a Distribution Date (as defined in the Rights Agreement) has not occurred;
NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:
SECTION 1. Amendment. Pursuant to Section 27 of the Rights Agreement, Section 21 of the Rights Agreement is hereby amended by replacing the fifth sentence of Section 21 in its entirety with the following:
“Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust or stockholder services powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million, including the capital and surplus of its Affiliates.”
SECTION 2.    Capitalized Terms. Capitalized terms used herein and not otherwise defined in this Amendment shall have the respective meanings as used or defined in the Rights Agreement.
SECTION 3.    Rights Agreement Otherwise Unamended. The Rights Agreement is not otherwise supplemented or amended by virtue of this Amendment, but shall remain in full force and effect.
SECTION 4.    Successors. All the provisions of this Amendment by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns.
SECTION 5.    Benefits of this Amendment. Nothing in this Amendment shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the Common Shares) any legal or equitable right, remedy or claim pursuant to this Amendment or the Rights Agreement; but this Amendment and the Rights Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the Common Shares).

SECTION 6.    Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.
SECTION 7.    Execution in Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
SECTION 8.    Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
SECTION 9.    Direction to Rights Agent. By its execution and delivery hereof, the Company hereby directs the Rights Agent to execute this Amendment.

[Signatures begin on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

“COMPANY”	AIR TRANSPORT SERVICES GROUP, INC.

	By:	/s/ W. JOSEPH PAYNE
		Name:	W. Joseph Payne
		Title:	Sr. Vice President, General Counsel & Secretary

“RIGHTS AGENT”	NATIONAL CITY BANK

	By:	/s/ LAURA LONG
		Name:	Laura Long
		Title:	Vice President

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